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March 27, 2008

VIA EDGAR AND FACSIMILE

Mr. Michael L. Kosoff

Staff Attorney

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Room 4423

Washington, D.C.  20549-4644

Re:	Hartford Life Insurance Co Separate Account Three
File No. 333-101927

Dear Mr. Kosoff:

                Pursuant to our discussion on March 25, 2008 regarding the above-captioned registration statements, presented below and attached hereto please find specific responses to each of your comments and questions:

1.              General Comments

a.              Please consider breaking up Appendix IV into separate appendices; one describing the conversion and another describing and providing examples of the riders.

Agreed.

b.              Please consider briefly describing the optional benefit riders in the highlights section of the prospectus.  Please be sure to note any investment restrictions and the adverse effect of early and excess withdrawals.

Agreed.

c.               Please move the glossary to the beginning of the prospectus as per General Instruction J of Form N-4.

Consistent with prior discussions with the staff and other registration statements, the registrant has moved the glossary to a more appropriate section of the prospectus.  These actions were taken to improve overall readability of the prospectus given the number of detailed definitions needed to adequately describe these features.

d.              Where a specific calculation is discussed in the prospectus (as is done in the Principal First Preferred rider disclosure), please include a cross-references to the specific example in Appendix I.

Agreed.

e.               Please remove any references to the income foundation rider.

Agreed.

2.              Fee Tables (p. 7)

Please disclose what the Benefit Amount or Payment Base set at (e.g., initial Purchase Payment).

This amount varies in accordance with each rider’s terms and therefore a cross-reference to the applicable section or appendix will be added.

3.              Other Program considerations (p. 16)

The prospectus reads, “any Fund closes to new investments — then your allocations to that Fund will be pro-rated among remaining available Funds.”  Please supplementally explain your legal basis for such an allocation.  In addition, please clarify whether the “remaining available funds” refers to the funds offered by the contract or the remaining funds listed in one’s asset allocation instructions.

This section will be deleted.

4.              Charges and Fees (pp. 19-20)

Please include the amount of any charges in this section as per item 6(a) of Form N-4.

Consistent with prior practice and to minimize potential inconsistencies, registrant has cross-referenced back to the Synopsis for a description of these amounts.

5.              Surrender Order (p. 20)

Please explain supplementally why the first example in the box does not account for the $4,000 in earnings when calculating the surrender charge.

This example illustrates how surrender charges are first calculated out of premiums that are subject to CDSC, then out of premiums not subject to CDSC, and finally out of earnings. In the first example, the $15,000 withdrawal was not high enough to make us calculate the CDSC out of earnings and that is why the $4000 of earnings is not included. Instead, the example illustrates that the surrender charge is taken from premiums subject to CDSC.

6.              Surrenders (p. 39)

a.               With regard to partial surrenders, please disclose whether the default option for assessing the CDSC is against the withdrawn amount or the remaining contract value.

The default option for assessing the CDSC is against the remaining contract value. A sentence will be added to provide clarity.

b.              Please explain that surrenders are taken in a proportional amount from the investment option in which you invest, unless you specify otherwise.

Registrant affirms that surrenders are also taken in a proportional amount from the fixed account, subject to state variations.  A sentence will be added for clarity.

7.              Rider Conversion (Appendix G)

a.              Please place the text of the first bullet point in subsection B(IV) in bold faced type.

Agreed.

b.              Subsection B(III) reads, “[y]our new death benefit will equal your Contract Value on the effective date of the conversion.”  The guaranteed minimum death benefit under the rider is the greater of premium payments or contract value, subject to certain adjustments.  Please reconcile the disclosure in this appendix with the language in the rider.  In addition, please include language, in bold, that states that a conversion of riders may have the affect of reducing one’s death benefit.

Clarification will be added that the initial guaranteed minimum death benefit upon conversion is equal to contract value as conversion date and will thereafter be the greater of premium payments or contract value. We will also include language in bold clarifying that the conversion may have the effect of reducing the guaranteed minimum death benefit.

8.              The Hartford’s Lifetime Income Builder Selects and Portfolios (Appendix G)

a.              Please make it clear that there are two distinct riders.  Please also consider including disclosure which generally states when one would be preferable over the other.

The registrant agrees to add a sentence clarifying that these are two separate riders.  The registrant has included a rather extensive risk discussion that would help a customer decide when one rider might be preferable over the other.  The registrant will not; however, provide advice as to the suitability of selecting one rider over the other.

b.              Please revise the first sentence of the Objective for plain English.

The objective will be restated.

c.               Please disclose the effects of excess withdrawals at the beginning of this section.

The registrant agrees to add disclosure that the guarantees under the rider are only provided if you follow the benefit’s rules.  Other relevant information describing the effect of excess withdrawals is more appropriately described under the appropriate section, “Does the Payment Base change under this rider?”

d.              The prospectus indicates, without being explicit, that withdrawals are calculated through two different formulas provided in the text.  Please confirm that these formulas are intended to provide those withdrawal amounts.

The registrant confirms that withdrawals made prior to the Lifetime Eligibility Date (age 59½) are calculated as the Threshold amount, whereas withdrawals made after age 59½ are calculated against Lifetime Benefit Payments.

e.               The formulas indicate that Selects withdrawals are based on the higher of Payment Base or Contract Value, while Portfolio withdrawals are based on Payment Base.  However, the prospectus indicates that the New Payment Base for Portfolios is based on the higher of current Contract Value or Payment Base.  Please revise the prospectus to clarify the distinctions between the amount of withdrawals offered under the two different options.

Separate formulas are used to describe Lifetime Benefit Payments and the Payment Base.

On page 31, the registrant sets out the formula for Lifetime Benefit Payments.  For Lifetime Benefit Payment for The Hartford’s Lifetime Income Builder Selects, this formula equals the Withdrawal Percent multiplied by the higher of the Payments Base or Contract Value.  For The Hartford’s Lifetime Income Builder Portfolios, the Lifetime Benefit Payment calculation is the Withdrawal Percent multiplied by the Payment Base.

On page 32; however, the registrant describes calculations for the new Payment Base (as opposed to Lifetime Benefit Payment).  Under this equation, the new Payment Base for The Hartford’s Lifetime Income Builder Portfolios will always be the higher of Contract Value or Payment Base.

f.                  Please clarify what the initial Payment Base is equal to.  Please also clarify in the text how the new Payment Based for the Lifetime Income Builder operates.

The registrant agrees to add language in the definition of Payment Base and in the section “Does the Payment Base change under this rider?” clarifying this point.

g.              The prospectus describes how the Threshold is used to determine whether or not surrenders reduce the GMDB on a dollar for dollar basis, but the definition of Threshold in the Glossary does not express the base against which the percentage limit of the Threshold is measured.  Please revise the discussion or the definition for clarity.

The registrant agrees to update the definition of Threshold to the effect that the Payment Base is the base the Threshold is measured against.

h.              The prospectus notes the consequences that flow from a reduction of Contract Value below “the Minimum Amount rule.”  Please revise the prospectus to state what is this rule, to describe how it operates and to provide examples of the operation.

The registrant agrees to add additional disclosure and an example of its operation.

i.                 If one opts to convert between the two riders, please explain whether the Payment Base carries over to the new rider.

The Payment Base is carried over as the initial Payment Base for the new rider. The registrant agrees to add a sentence to clarify the Payment Base amount.

j.                  Please consider moving the disclosure about how the death benefit differs from the standard death benefit from the “Other Information” subsection to the sub-section describing the Guaranteed Minimum Death Benefit.

The provision will be deleted as the standard death benefit does not apply to this registration statement.

k.              Please define the term “Minimum Amount”.

The registrant agrees to add additional disclosure and an example of its operation.

l.                 The prospectus notes that contract value will be refunded or moved to a money market account if the value is “below the Minimum Account rule.”  Please clarify supplementally what is the dollar amount of the trigger determined by the rule. In the case of divorce and adding a new spouse to the rider (on p. 34), please explain whether the fee for the rider is updated to the then current fee.

The dollar amount of the trigger is based on the higher of the Contract minimum account rule or the amount of the Contract Owner’s Lifetime Benefit Payment.  For all contracts, the minimum contract amount is $500 except where greater in certain states.  The Lifetime Benefit Payment will vary for every investor based on their attainted age (Withdrawal Percent) multiplied by their Payment Base.

In the case of divorce and adding a new qualifying spouse to the rider, the rider charge will remain the same. The registrant agrees to add a sentence clarifying that the rider charge will remain the same.

m.            If the rider is not available for spousal continuation, the rider terminates and the GMDB is set to contract value.  Please confirm supplementally that this is the case rather than the GMWB being set to the greater of Premium Payments and Death Benefit.  If this is the case, please state so in the GMWB blurb at the beginning of the prospectus disclosure describing the rider.

The registrant confirms that if the rider is not available for spousal continuation, the rider terminates and the GMDB is set to equal contract value. The registrant has added expanded disclosure describing the scenarios when the GMDB will be set to equal contract value.

n.              Please describe with specificity the investment restrictions imposed on the Lifetime Income Builder Portfolios.  Also, with regard to both riders, please describe whether notice will be provided regarding any change in the investment restrictions.

Agreed.

o.              The prospectus states, “[i]n certain circumstances, such as where there has been a significant market down turn, making additional Premium Payments may not result an increase in Lifetime Benefit Payments, and the ensuing recomputation of your Payment Base may even result in a reduction of Lifetime Benefit Payments (The Hartford’s Lifetime Income Builder Selects only).”  Please explain supplementally how this is possible if Premium Payment increase the Payment Base on a dollar-for-dollar basis and automatic steps-ups cannot be less than 0%.

This bullet point will be deleted.

p.              Please make it clear that the GMWB permanently replaces the standard death benefit, even after the rider terminates.

The registrant agrees to prominently note that the GMDB permanently replaces standard death benefit. In addition, the registrant has added expanded disclosures describing the scenarios when the GMDB will equal return of contract value only.

q.              Please provide a cross-reference in any section discussing a feature of or restriction on the rider to the example number in the Appendix demonstrating that feature or restriction.

The registrant undertakes to add cross-references to specific examples that tend to accentuate pertinent points referenced in the prospectus text.

9.              Appendix VI

a.              Appendix VI states that the GMDB part of this rider (as will all other lifetime riders) provides for a benefit equal to the greater of net premiums or contract value.  The prospectus states on page 25 that the standard death benefit is the greatest of these two values and the lesser of (a) Maximum Anniversary Value and contract value plus 25% of Maximum Anniversary Value.  However, the “Other Information” section in the Appendix states that the GMDB part of the rider differs from the standard death benefit “in terms of how it is reduced by excess withdrawals.”  Please revise the prospectus to clarify the discrepancy.

The reference will be removed as it was erroneously referring to the standard death benefit in another registration statement.

b.              Under “Are there restrictions on the amount of subsequent Premium Payments notes two separate restrictions and then states “[t]his restriction is not currently enforced.  Please clarify which restriction is referred to.  In addition, please change the “will” in the applicable restriction to “may.”

Agreed.

c.               Please highlight the second bullet in “Other Information” in bold.

Agreed.

10.       Appendix VII

Please clarify supplementally why the Principal First option is not included in the comparison provided by the appendix.

The comparison tables in the appendices provide a side-by-side comparison of each of our guaranteed lifetime withdrawal benefits.  The comparison of Principal First against Principal

First Preferred immediately follows as a comparison of our non-lifetime guaranteed withdrawal benefits.

11.       SAI

Please provide the required information regarding the registrant’s custodian as per item 18(c) of Form N-4.

As a registered separate account, the registrant maintains that it is exempt from the requirement to have a separate custodian. Investment Company Act Release No. IC-14066, 1984 SEC LEXIS 1043 (July 27, 1984).

12.       Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

In accordance with our discussion, we are enclosing a redlined copy of the prospectus reflecting the revisions noted above.  Once approved, we will provide a Rule 485(a) amendment to the registration statement reflecting these and other non-material edits together with an acceleration request letter.

Please contact me if you have any questions.  Thank you for your cooperation.

Sincerely,

/s/ Sarah M. Patterson

Encl.